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                            March 25, 2022

       Rick Bentley
       Chief Executive Officer
       Cloudastructure, Inc.
       150 SE 2nd Ave, Suite 300
       Miami, FL 33131

                                                        Re: Cloudastructure,
Inc.
                                                            Amendment No. 2 to
Offering Circular on Form 1-A
                                                            Filed March 8, 2022
                                                            File No. 024-11782

       Dear Mr. Bentley:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Offering Statement on Form 1-A

       The Company's Business
       Recent Developments, page 28

   1. We note your disclosure that you recently received a subpoena from the SEC and that the subpoena seeks
documents from January 1, 2018 through the date of the subpoena. Please revise to provide more
robust disclosure regarding the nature and scope of the
                                                        investigation, to your
knowledge, the facts underlying the subpoena, and how it relates to your business and/or
offering. Discuss any potential material impact on the company.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rick Bentley
Cloudastructure, Inc.
March 25, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch
Chief, at 202-551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameRick Bentley
                                                           Division of
Corporation Finance
Comapany NameCloudastructure, Inc.
                                                           Office of Technology
March 25, 2022 Page 2
cc:       Jeanne Campanelli
FirstName LastName